Belladina's Italian Market

Regulation Crowdfunding


MARKET
101 South Hudson St.

Goal: $40,000 - $150,000

Revenue Share Note

1.5X Return

Min. Investment: $100

Coming Soon!

Start date: May 11, 2021

End date: July 30, 2021

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The Deal | Shop Talk | Local Buzz | Q & A

Why fund our local story

- Experienced leadership with a history of successful restaurants
- One-of-a-kind Italian Market featuring imported & in-house favorites

- Walking distance to Future Unity Park
- Successful Investment crowdfunding campaign for Easley Location
- No existing debt

Our family has been in the restaurant business for nearly 50 years





We've been serving pizza to the Greenville community for 10 years

Overview

Overview

The Opportunity

Belladina's Italian Market is an Italian food escape, family-owned by Father and Son duo: Potito and Joey Leccese. Potito grew up as a child in Italy before moving to NYC where he spent time working in pizzerias and a local doughnut shop. Joey followed suit, growing up in Ptito's many kitchens learning to cook from an early age. The name "Belladina's" is meant to carry on the family tradition, borrowing from Joey's two precious girls: Karabella and Sabadina.

Nestled in the heart of downtown Greenville next to the incoming Unity Park, this concept is the latest in a long string of successful family restaurants. With our Washington street pizzeria thriving, the Belladina's crew is going full steam ahead on a full menu Italian eatery on Hudson Street.


Belladina's Italian Market
unity park

This location will be the only TRUE Italian market and deli in South Carolina. We (Joey and Potito) are extremely excited to be bringing authentic Italian fare to Upstate, SC.



The Project

We're in the process of building out our newest and most extensive location to date. Belladina's Italian Market and Deli will offer full course sit down meals, takeaway or pickup options alongside a market with all the imported and made-in-house goods anyone could want.





Our passion for good cooking starts with our love of family and community. At Belladina's, family means everyone getting together, having fun and making a mess in the kitchen. This larger space will allow for families to engage with us and each other through cooking classes, and themed parties and special activities for kids. Part of our plan to combine community with delish food in a way that the whole neighborhood can enjoy. With our deli, market and events combo, not only can we welcome the community into our kitchen, but customers can take the flavors with them to create beautiful Italian dishes in their own homes.

Design plans have been set and construction for the project is well underway. We're working every day to bring the new location to life.


PIZZA PARTY COMING SOON
WORK

IN PROGESS



The Location

The location was a “no-brainer.” **Belladina’s aligns** in both mission and location with the concept of Unity Park. The park is 60-acre, $61 million project, **a short walk** from our new eatery. It will include affordable housing, giving lower-income families an opportunity for a stable, clean, and beautiful home.





Unity Park is also taking steps to ensure Greenville stays “Green” by adhering to a tree plan that will respect the environment while allowing the project to succeed. It will be a wonderful attraction for Greenville, and **the perfect complement** to Belladina’s community-focused approach to food and hospitality.

The Track Record

We recently ran a successful campaign (121% funded) for our incoming location at the Silos in Easley We were overwhelmed by the support of the community, and we’re so excited to offer another opportunity for people to invest in Belladina’s and be a part of bringing this new location to Greenville.



The Team





Potito Leccese (Pat)

Potito started working in pizzerias and a local doughnut shop in NYC at a young age. It's where he discovered his passion for food.

- He opened his first pizzeria in 1983 in Landover Mall in Landover, MD
- In 1990, he opened Tizio's Brick Oven in Lake Harbour, MD
- After this, Potito opened Benito's Brick Oven in North Myrtle Beach
- He soon opened another location on Broadway at the Beach
- In early 2000, Potito opened a location in Mt Pleasant Town Center
- In 2010 he sold all Benito's Brick Oven Locations in South Carolina and moved back to Maryland
- There he opened a pizzeria in Rockville MD, and Largo, MD
- After building, running, and operating them for the first 2 years, he decided to go back to South Carolina and open Vito's Pizzeria in Greer, SC
- 7 years later Potito went back to North Myrtle Beach, opening Rapone Italian Kitchen which is still open today
- With his family and home in Greenville, Pat is now dedicated to bringing delicious Italian food to the upstate

Potito's background and recipes are direct reflections of Old World Italian cooking, most of which were taught to him by his mother, Sabatina. His mother owned an Italian Market for over 50 years in the town where he was born. That’s where he adopted the home-style feel, and love for doing things the right way, the old school way.





Joey & Megan

Joey has been involved in the business since childhood, washing dishes and prepping dough. In 2004 he opened his own Benito's brick oven on West Poinsett in Greer. Then, he moved it in 2008 to Greenville Howell Rd. where Haywood meets E. North. After 2 years Joey sold this establishment and moved to Miami for a bit, but eventually ended back in Greenville in 2012. Now he runs Vito's in Greer 2010 – 2020. But he couldn't do it without his wife, Megan, who is in charge of all the design, marketing, and operations. They've been happily married for 9 years.

Investment Summary

Terms

- This offering is for **Revenue Sharing Notes** in Belladina's Italian Market LLC.
- The **minimum investment is $100**.
- The **investment multiple is 1.5x**

Percentage of Revenue Shared

Amount Raised	Rev Share %
$40,000.00	1.33%
$55,000.00	1.83%
$70,000.00	2.33%
$85,000.00	2.83%
$100,000.00	3.33%
$125,000.00	4.16%
$150,000.00	5.00%

Instead of an interest rate, a Revenue Share has an investment multiple. Below are hypothetical investment examples for $1,000 and $10,000 investments. These examples are based on a 1.5x multiple with a 4-year pay back and could result in a targeted 16.4% internal rate of return (IRR).

Investment Example Forecasts

Original Investment	$	(1,000.00)	$	(10,000.00)
Year 1 payments	$	263.74	$	2,637.36
Year 2 payments	$	329.67	$	3,296.70

Year 3 payments	$ 412.09	$ 4,120.88
Year 4 payments	$ 494.51	$ 4,945.05
Total Paid to Investor	**$ 1,500.00**	**$ 15,000.00**
IRR	16.4%	16.4%

Returns and IRR are calculated based on Belladina's forecasted revenue and 1.5x multiple.
Returns are not guaranteed and the rate will have substantial changes if actual revenues vary from the forecast or if the business fails.
If the company's revenues are better than expected, payback could happen earlier and lead to a higher IRR. If revenues are lower, then payback will take longer, lowering the IRR, or leave money still owed at maturity of the note.

Every investment also carries risks, including the risk of losing some or all of your money. Vicinity does not predict or project performance, and the performance of any specific investment will vary.

Definitions

A "rev share" is a debt structure that works like a royalty payment. The business agrees to pay a set percentage of their revenue until the investor is paid back a "multiple" of their investment. For example, a business may agree to pay 5% of their revenues each quarter until investors make 1.5x (the multiple) their original investment. As an investor, you would expect to turn a $2,000 investment into $3,000. The amount of time it takes to pay is dependent on the business' revenue.

Use of Funds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount of Maximum Raised
Brick Oven	85.00%	$34,000.00	22.67%	$34,000.00
10-burner stove	7.00%	$2,800.00	1.87%	$2,800.00
Fridges & Walk-i	0.00%	$0.00	14.67%	$22,000.00
Hood System	0.00%	$0.00	14.67%	$22,000.00
Display Cases	0.00%	$0.00	12.00%	$18,000.00
Furnishings	0.00%	$0.00	11.67%	$17,500.00
Pasta Maker & Mix	0.00%	$0.00	7.33%	$11,000.00
Signage & TVs	0.00%	$0.00	7.13%	$10,700.00
Intermediary Fees	8.00%	$3,200.00	8.00%	$12,000.00
Total	**100.00%**	**$40,000.00**	**100.00%**	**$150,000.00**

Total	100.00%	$40,000.00	100.00%	$100,000.00

Financial Highlights

This info is provided by Belladina's. Vicinity never predicts or projects performance, and has not reviewed or audited this financial forecast.

Financial Forecast



$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$792 K Rev.
$990 K
$1.238 M
$1.485 M
$1.782 M
Year 1
Year 2
Year 3
Year 4
Year 5
Operating Profit
Operating Expenses
COGS

Each year represents 12 consecutive months from the beginning of operations.

Docs

Sub Agreement and Promissory Note Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/QmVsbGFkaW5h/kxtl100521094305.docx)

Risks

1. Financial Forecasts Risks - The financial forecasts provided by us herein are reasonable forecasts by us

based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Belladina's and the key persons will have no control.

2. You Might Lose Your Money - Buying a note is not guaranteed or insured to protect from loss. The ability of Belladina's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.
3. Competition - The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market.
4. Changes in Economic Conditions Could Hurt Belladina's - Factors like Covid-19, global or national economic recessions, changes in interest rates, changes in credit markets, and various other crises might negatively impact Belladina's.
5. Investment Restrictions - There are strict limitations on selling your investment, there is less required offering information, uninsured losses, and no corporate governance.
6. Conflict of Interest with Companies and Their Management - In many ways, your interests and the interests of Belladina's management will coincide. You must rely on the management's decisions.
7. Belladina's Might Need More Capital And Future Investors Might Have Superior Rights - If Belladina's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours.
8. Payments and Return Are Unpredictable - Because your payments are based on the revenue of Belladina's, and the revenue of Belladina's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Disclosures

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in temporary rule 201(Z)(3).

- Belladina's Hudson LLC has filed a Form C with the SEC which can be found here.
- Vicinity will be compensated upon a successful raise at 8% of the total amount raised, paid by the issuer.
- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Belladina's Hudson LLC to investors that will be withheld from the payment to investors.

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